Exhibit 11

Western Pennsylvania Adventure Capital Fund, LLC

Schedule of Computation of Earnings (Loss) Per Common Share/Unit

For the Periods

	January 1, 2003 Through December 31, 2003	January 1, 2002 Through December 31, 2002	January 1, 2001 Through December 31, 2001
Net Income (Loss)	$(376,755)	$(630,083)	$(1,544,681)

Weighted Average Number of Common Shares/Units Outstanding	4,222,870	4,223,445	4,219,549

Earnings (Loss) per Common Share/Unit	$(0.09)	$(0.15)	$(0.37)